Orion Engineered Carbons S.à r.l.

15 rue Edward Steichen

L-2540 Luxembourg, Grand Duchy of Luxembourg

July 22, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Orion Engineered Carbons S.à r.l.— Registration Statement on
Form F-1 (File No. 333-196593)

Ladies and Gentlemen:

On behalf of Orion Engineered Carbons S.à r.l. (the “Registrant”), I hereby respectfully request, pursuant to Rule 461(a) under the Securities Act of 1933, as amended, that the above-referenced registration statement on Form F-1 (the “Registration Statement”) be accelerated so that it will be declared effective on July 24, 2014 at 4:00 p.m. eastern standard time or as soon thereafter as practicable. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our counsel, Sullivan & Cromwell LLP, confirming this request.

In connection with this acceleration request, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission	-2-

The Registrant requests that the staff notify us of the effectiveness of the Registration Statement by calling our counsel, David B. Harms of Sullivan & Cromwell LLP, at (212) 558-3882 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Charles Herlinger
Charles Herlinger
Chief Financial Officer